Filed by Capstar Special Purpose Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Capstar Special Purpose Acquisition Corp.

Commission File No. 001-39362

Capstar Special Purpose Acquisition Corp. and Gelesis Revise Transaction Terms

Given Current Market Conditions, Capstar Announces Reduction in Gelesis Valuation Among Other Changes to the Proposed Business Combination

AUSTIN, TX, November 10, 2021 –Capstar Special Purpose Acquisition Corp. (NYSE: CPSR) (“Capstar”), a special purpose acquisition company, announced that the valuation of its previously announced transaction with Gelesis, Inc. (“Gelesis”), a biotherapeutics company advancing biomimetic superabsorbent hydrogels to treat excess weight and metabolic disorders, has been revised based on various considerations, including current market conditions.

The new transaction terms adjust the implied equity value of Gelesis from $900 million to $675 million. Capstar’s sponsor has also agreed to forfeit to Gelesis for cancellation 1,983,750 founders shares at closing, and Capstar will issue a corresponding number of additional shares to Gelesis equity holders on a pro rata basis as part of the transaction consideration.

As previously announced, the transaction will provide up to $366 million in gross proceeds to the combined company from a combination of a $90 million common stock PIPE financing at $10.00 per share along with $276 million of cash held in Capstar’s trust account (assuming no redemptions by Capstar’s public shareholders). Upon completion of the transaction, the combined company’s securities are expected to be traded on the New York Stock Exchange (NYSE) under the symbol “GLS.” The transaction is currently expected to close in the fourth quarter of 2021, subject to the satisfaction of certain closing conditions, including a registration statement being declared effective by the U.S. Securities and Exchange Commission (the “SEC”) and the approval of Capstar shareholders.

For a summary of the revised terms of the proposed transaction, including a copy of the amendment to the definitive agreement, please see the Current Report on Form 8-K filed on November 9, 2021 with the SEC by Capstar and available at www.sec.gov.

Additional Information and Where to Find It

In July 2021, Capstar entered into a business combination agreement with Gelesis. Capstar has filed a Registration Statement on Form S-4 with the SEC, which includes a proxy statement/prospectus, that will be both the proxy statement to be distributed to Capstar shareholders in connection with its solicitation of proxies for the vote by Capstar shareholders with respect to the proposed business combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the issuance of certain securities to be issued in the proposed business combination. After the Registration Statement is declared effective, the proxy statement/prospectus and other relevant documents will be sent to Capstar and Gelesis shareholders. Capstar also will file other documents regarding the proposed transaction with the SEC. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Before making any voting decision, Capstar’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement, the amendments thereto and the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about Gelesis, Capstar and the proposed transaction.

When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of Capstar as of the record date established for voting on the proposed business combination. Investors and security holders will also be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Capstar, without charge, once available, through the website maintained by the SEC at www.sec.gov. The documents filed by Capstar with the SEC also may be obtained free of charge at Capstar’s website at www.capstarspac.com, or by written request to: Capstar Special Purpose Acquisition Corp., 405 West 14th Street, Austin, TX 78701, Attention: R. Steven Hicks, Chief Executive Officer, (512) 340-7800.

Participants in the Solicitation

Capstar and its directors and executive officers may be deemed participants in the solicitation of proxies from Capstar’s shareholders with respect to the proposed business combination. The names of those directors and executive officers and a description of their interests in Capstar is contained in Capstar’s final prospectus dated July 6, 2020 relating to its initial public offering and in subsequent filings with the SEC, which are available free of charge at the SEC’s web site at www.sec.gov. To the extent such holdings of Capstar’s securities may have changed since that time, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

Gelesis and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Capstar in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination when available.

Forward-Looking Statements

Certain statements, estimates, targets and projections in this press release may constitute “forward-looking statements” within the meaning of the federal securities laws. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that statement is not forward looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Forward-looking statements include, but are not limited to, statements regarding the satisfaction of closing conditions to the proposed business combination and the expected timing of the completion of the proposed business combination, the benefits of the proposed business combination, the competitive environment in which Gelesis operates, the expected future operating and financial performance and market opportunities of Gelesis and statements regarding Gelesis’ and Capstar’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gelesis and Capstar assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Gelesis and Capstar give no assurance that any expectations set forth in this press release will be achieved. Various factors could cause actual future results, performance or events to differ materially from those described herein. Some of the factors that may impact future results and performance may include, without limitation: (i) the size, demand and growth potential of the markets for Plenity®, Gelesis’ other product candidates and its ability to serve those markets; (ii) the degree of market acceptance and adoption of Gelesis’ products; (iii) Gelesis’ ability to develop innovative products and compete with other companies engaged in the weight loss industry; (iv) Gelesis’ ability to complete successfully the full commercial launch of Plenity® and its growth plans, including new possible indications and the clinical data from ongoing and future studies about liver and other diseases; (v) the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of Capstar is not obtained; (vi) failure to realize the anticipated benefits of the business combination, including as a result of a delay or difficulty in integrating the businesses of Capstar and Gelesis; (vii) the amount of redemption requests made by Capstar shareholders; (viii) the ability of Capstar or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the proposed business combination or in the future; (ix) the outcome of any legal proceedings that may be instituted against Capstar, Gelesis, the combined company or others following the announcement of the proposed business combination and any definitive agreements with respect thereto; (x) the ability to meet stock exchange listing standards at or following the consummation of the proposed business combination; (xi) the risk that the proposed business combination disrupts current plans and operations of Gelesis as a result of the announcement and consummation of the proposed business combination, and as a result of the post-transaction company being a publicly listed issuer; (xii) the regulatory pathway for Gelesis’ products and product candidates and responses from regulators, including the FDA and similar regulators outside of the United States, (xiii) the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain Gelesis’ management and key employees; (xiv) costs related to the proposed business combination, including costs associated with the post-transaction company being a publicly listed issuer; (xv) changes in applicable laws or regulations; (xvi) the possibility that Gelesis or the combined company may be adversely affected by other economic, business, regulatory and/or competitive factors; (xvii) Gelesis’ estimates of expenses and profitability; (xviii) ongoing regulatory requirements, (xix) any competing products or technologies that may emerge, (xx) the volatility of the telehealth market in general, or insufficient patient demand; (xxi) the ability of Gelesis to defend its intellectual property and satisfy regulatory requirements; (xxii) the impact of the COVID-19 pandemic on Gelesis’ business; (xxiii) the limited operating history of Gelesis; and (xxiv) those factors discussed in Capstar’s final prospectus dated July 6, 2020 and Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and the Registration Statement, in each case, under the heading “Risk Factors”, and other documents of Capstar filed, or to be filed, with the SEC, including the proxy statement/prospectus included in the Registration Statement filed by Capstar with the SEC. These filings address other important risks and uncertainties that could cause actual results and events to differ materially from those contained in the forward-looking statements.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Capstar, Gelesis or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts:

Media and Investor Relations

Benjamin M. Hanson

bhanson@capstarspac.com